FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Intimation dated August 20, 2011, regarding a Board Meeting to consider financial results for the year ended on 31 March 2011 and to consider and take on record Unaudited Financial Results (Provisional) for the period ended 30 June 2011 (both as per IGAAP) after taking into consideration the effects of merger of Tata Communications Internet Services Limited (TCISL) with the Company.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja

	Name:	Sanjay Baweja
August 22, 2011	Title :	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/I4614

20 August 2011

Dear Sir,

Sub:	Notice of Board Meeting

As intimated to you earlier the Board of Directors of the Company had on 29 May 2011 considered the financial results for the year ended on 31 March 2011 and recommended dividend for the year 2010-11 of Rs.2 per share. We had also intimated that on 9 August 2011 the Board considered and took on record the Unaudited Financial Results (Provisional) for the period ended 30 June 2011. As required by the Listing Agreement, we had sent you copies of the above results. Both the above-mentioned results were sent with the note reading “The consolidated financials of Tata Communications Limited include the financials of Tata Communications Internet Services Limited (TCISL), a 100% subsidiary of the Company. TCISL has filed a scheme of merger with the Honourable High Court of Mumbai on 4 May 2011 for merger of TCISL with the Company. The Scheme, when approved by the High Court will be effective from April 1, 2010. These financial results do not include the impact of proposed merger pending approval by the Honourable High Court of Bombay.”

The Honourable High Court of Bombay has today sanctioned the merger of TCISL with the Company and the certified copy of the order of the Court is expected to be received by the Company shortly. Now, pursuant to clause 19 & 41 of Listing Agreement with Indian Stock Exchanges, please be informed that the next and 209th meeting of the Board of Directors of Tata Communications Limited will be held on 30 August 2011 at Mumbai to consider financial results for the year ended on 31 March 2011 and to consider and take on record Unaudited Financial Results (Provisional) for the period ended 30 June 2011 after taking into consideration the effects of merger of TCISL with the Company.

There will be no proposal before the Board for any change in the rate of dividend of Rs.2 per share as already recommended by the Board.

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya
Dy. Company Secretary & VP

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.